Exhibit 99.1

News Release
For immediate release Calgary, Alberta May 13, 2008 TSX: OPC

OPTI Canada to Present at Tristone Capital’s energie ’08 Global Energy Forum

David Halford, Chief Financial Officer of OPTI Canada Inc. (OPTI), will present an overview of the Company and provide progress to date on OPTI’s Long Lake Project at the Tristone Capital énergie ’08 Global Energy Forum.  The presentation will take place on Thursday, May 15th at 9:40 a.m. Central European Daylight Time from the InterContinental/Paris Le Grand hotel in Paris, France.

The presentation will be audio broadcast via live and archived webcast and may be accessed at: https://tristonecapital-ls.webex.com/tristonecapital-ls/onstage/g.php?p=2&t=m.  The webcast will also be available on the OPTI website located under “Presentations and Webcasts” within the Investors section for a period of 30 days.

About OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc.  The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude™ process and commercially available hydrocracking and gasification.  Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas.  The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock.  OPTI’s common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information regarding the Long Lake Project is available at http://www.longlake.ca.

Forward-Looking Statements
Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude™ process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information.   The forward-looking statements are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project;  the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC™ output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks;  government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld;  other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive.  Readers should refer to OPTI's current Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For more information contact:
Alison Trollope Investor Relations Manager (403) 218-4705	OPTI Canada Inc. Suite 2100, 555 - 4th Ave. S.W. Calgary, Alberta, Canada T2P 3E7